May 7, 2021

DT Midstream, Inc.

Amendment No. 2 to Draft Registration Statement on Form 10-12B

Submitted April 13, 2021

CIK 0001842022

Dear Ms. Barberena-Meissner:

DT Midstream, Inc. (the “Company”), a Delaware corporation and wholly owned subsidiary of DTE Energy Company, has filed today this letter and a Registration Statement on Form 10-12B (the “Registration Statement”) via EDGAR with the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement was initially submitted to the SEC on a confidential basis on February 5, 2021 (the “Draft Registration Statement”), as amended by Amendment No. 1 to the Draft Registration Statement, confidentially submitted on March 19, 2021, and Amendment No. 2 to the Draft Registration Statement, confidentially submitted on April 13, 2021. This letter and the Registration Statement set forth the Company’s response to the comment of the staff of the SEC (the “Staff”) contained in your letter dated April 23, 2021 (the “Comment Letter”), relating to the Company’s Amendment No. 2 to the Draft Registration Statement.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. The Staff’s comment is set forth in bold, followed by the Company’s response. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement. All references to page numbers in this response are to pages of the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form 10-12B

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 123

1.

We understand from your response to prior comment six that you have combined revenues from providing transportation, storage and gathering of natural gas with revenues from the sale of sand and natural gas, based on the guidance in Rule 5-03(b) of Regulation S-X. Ordinarily, when revenue streams are combined, you would also combine the associated costs to comply with Rule 5-03.2 of Regulation S-X. Please explain your reasons for not following this guidance. Please also observe that labeling prescribed for disaggregated amounts is intended to distinguish between the cost of tangible products sold and the cost of services, among other items.

If your preference is to report the costs and associated revenues separately, rather than on a combined basis, please use a label that is more descriptive of the underlying activity. For example, a label such as cost of sand and natural gas may be more informative and distinct, and may alleviate the need for parenthetical notations to identify other components of a measure that may otherwise appear to represent total cost of sales/revenues. Alternatively, clarify the extent to which each of the items that follow this measure are attributable to total costs of sales/revenues under GAAP.

Please submit the revisions that you propose for the disclosures in MD&A and all similar tabulations, as appear on pages 85, 89, 90, F-3 and F-36, also to include your accounting policies in Note 2 on page F-15 for reporting costs, including descriptions of costs, associated with tangible products sales and services.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-18 and on pages 88, 93 to 94, 131, 133 to 134, F-3 and F-36 to F-37 to combine costs in a manner consistent with the presentation of the Company’s combined revenues as described in Rule 5-03(b) of Regulation S-X.

*        *        *

If you have any questions or comments with respect to the Registration Statement or this response letter, please do not hesitate to contact me by telephone at (212) 474-1414 or by email at aelken@cravath.com.

Very truly yours,

/s/ Andrew C. Elken

     Andrew C. Elken

Irene Barberena-Meissner

    Division of Corporation Finance

        Office of Energy & Transportation

            U.S. Securities and Exchange Commission

                100 F Street, N.E.

                    Washington, D.C. 20549-0001

Copy to:

Laura Nicholson

    Division of Corporation Finance

        Office of Energy & Transportation

            U.S. Securities and Exchange Commission

                100 F Street, N.E.

                    Washington, D.C. 20549-0001

VIA EDGAR

Copy to:

JoAnn Chavez, Senior Vice President and Chief Legal Officer

    JoAnn.Chavez@dteenergy.com

        DTE Energy Company

            One Energy Plaza

                Detroit, Michigan 48226-1279

VIA E-MAIL

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